FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:  May 19, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Thursday, May 19, 2005, Vancouver, B.C.

            Symbol "AKV": TSX Venture Exchange

       SEC Form 20F Registration CIK:  1194506

BARRY KAPLAN ASSOCIATES ENGAGED TO PROVIDE FINANCIAL

PUBLIC RELATIONS

Acrex Ventures Ltd. (the "Company") has signed an agreement with Barry Kaplan Associates ("Kaplan")  of Fair Haven, New Jersey, U.S.A. to provide financial public relations services to it.  The engagement, which will commence effective June 1, 2005, will be for an initial 6-month term and will continue thereafter monthly until terminated by 30 days notice given by either party.  The Company will pay Kaplan a fee of $5,000 (U.S.) per month plus reimbursement of expenses.  Kaplan will also be paid an initial $5,000 to prepare a Background Highlights report on the Company.

Kaplan will also be granted options to purchase up to 150,000 shares of the Company exercisable at $0.12 per share during a period which will expire 30 days after the termination of the engagement, or 5 years, whichever is shorter.

The services that Kaplan will provide will principally consist of:

1.

promoting the Company in the financial marketplace through establishing contacts with brokers and analysts and through exposure in the financial press;

2.

dissemination of the Background Highlights in the financial marketplace in the U.S. and Canada to select contacts;

3.

arranging meetings with interested potential contacts and a programme of mailings;

4.

reviewing with the Company monthly its objectives and situation, and providing recommendations as to ongoing programmes to publicize the Company and its securities.

Kaplan has provided public relations services for publicly listed companies for over 26 years.

Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release